Norske Skog
Skogn

[redacted]

08001476

FILE No.: 82-5226

SEC
Mail Processing
Section

MAR 20 2008

Washington, DC
100

Skogn, 13 March, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

SUPPL

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Presentation material from "Meetings with Norwegian Investors 19-20 February, 2008" published 19 February 2008*

(2) *Presentation material from "Handelsbanken Basic Industry Seminar, 6 March 2008", published 6 March, 2008*

(3) *Press release "Construction of paper machine in Brazil temporarily halted", dated 4 March, 2008*

(4) *Press release "Recommended capacity reduction of 450,000 tonnes", dated 4 March, 2008*

(5) *Press release "Norske Skog sells Oxenøen", dated 7 March, 2008*

(6) *Press release "Weak result in Q 1, 2008", dated 11 March, 2008*

(7) *Press release "Stops construction of paper machine in Brazil", dated 11 March, 2008*

(8) *Press release "Decision to cut capacity by 450,000 tonnes", dated 12 March, 2008*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad
Oddrunn Ringstad

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

3/27

Norske Skogindustrier ASA
Skogn

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
E-mail: skogn@norskeskog.com

Foretaksregisteret:
NO 911 750 961 MVA
NS EN-ISO9001 certified No S01
NS EN-ISO14001 certified No S012

Norske Skog

Meetings with Norwegian investors, 19-20 Feb, 2008

Norske Skog

Core strategic focus

- Well positioned for long-term value creation
  - Capacity management and consolidation in Europe
  - Participation in Asian market growth and restructuring
  - Enhanced market position in South America
- Committed to reduce debt and strengthen the balance sheet

Actions to realize significant property values in 2008

- Work has started to sell properties not related to production activities
  - Including corporate headquarter
- New Zealand harbour area/warehouse
  - NOK 100 million (Q1 2008)
- Estimated market value
  NOK 0,5-1 billion

Closure of 450 000 tonnes newsprint capacity in Europe and Korea

Unit	Capacity
Norske Skog Stêti , *Czech Republic*	130 000
Norske Skog Follum – PM2, *Norway*	130 000
Norske Skog Cheongwon, *Korea*	190 000

- Final decision by the Corporate Assembly on April 12
- Timing of the capacity closures will be decided and communicated after internal and external consultations
- Reduced fixed cost: NOK 250 million
- Estimated write-downs NOK 1.1 billion; provisions of NOK 220 million

Further actions to reduce costs

- Reduce corporate administration cost by at least NOK 150 million
  - Substantially downsize the corporate headquarter
  - Reorganise corporate management
- Continue the profit improvement program

Industrial strategy in four regions


Skogn
Follum
Saugbrugs
Parenco
Walsum
Steti
Golbey
Bruck
Capacity management, restructuring and consolidation in Europe
Chongwon
Jeonju
Hebei
Shanghai
Sing Buri
MNI (34%)
Growth, restructuring and consolidation in Asia
Strengthen our position and develop new business in South America
Pisa
Bio Bio
Capitalize on our strong position in Australasia
Albury
Boyer
Tasman

Norske Skog

The debt situation

- 2008: Mainly local debt in Asia
- 2009: Mainly NOK bonds
- 2010: Bank debt, with covenants
- 2011: USD bonds
- 2017: Euro bonds
- 31.12.2007:
  - Cash & cash equivalents: NOK 1.8 bn
  - Undrawn credit facilities: NOK 6 bn (with covenants)
  - Pro forma gearing: 1.15 (after expected write-dows in Q1, 2008)

Debt maturity schedule, 31.12.2007



2008
2009
2010
2011
2012-14
2015-16
2017-19
2033
1,1
1,5
4,5
3,5
1,2
1,1
4,1
1,1
0
1
2
3
4
5
NOK billion

Norske Skog

Total cost breakdown - 2007



Total cost
Distribution
10 %
Depreciation
12 %
Other cost
14 %
Labour cost
10 %
Energy
17 %
Raw materials
37 %
Raw materials
22 % (8%)
29 % (11%)
11 % (4%)
38 % (14%)
Wood
Recovered paper
Kraft pulp
Chemicals etc.

Expectations 2008

- 2008 will also be a challenging year
- Full focus on improving operations and on debt reduction
- Paper prices:
  - Newsprint in Europe: Decrease, but not concluded yet
  - Newsprint in most other markets: Positive outlook
  - Magazine paper: Positive outlook
- Costs:
  - Risk for increases on wood in Europe and recovered paper in Asia

Norske Skog

Market Update, February 2008

Norske Skog

Demand changes 2007 vs 2006



Standard Newsprint World (YTD Nov): (0,5%)

	Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
W. Europe	(1,1%)	(1,4%)	2,7%	0,6%
E. Europe	3,6%	4,1%	19,8%	9,9%
Europe Total	(0,3%)	(0,6%)	4,4%	1,7%

Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
(10,3%)	(8,3%)	4,8%	(3,2%)

Standard Newsprint China	Standard Newsprint S Korea
8,5%	3,0%

Standard Newsprint Far East Total
3,1%

Australasia	
Standard Newsprint	Standard & Improved Newsprint
2,4%	1,7%

S America
Standard Newsprint
7,8%

Source: PPPC, Cepiprint, NSI internal
Far-East, Brazil and World figures are ytd November, China is ytd October 2007
Other regions December ytd.

Main Trade Flows 2007 Standard Newsprint
(comparison 2006 figures, in thousand tonnes)



N. America
W.Europe
E.Europe
Asia
L.America
Africa
Australasia
643 (406)
412 (441)
499 (464)
569 (615)
658 (487)
894 (845)
111 (118)
745 (888)
126 (87)

Source: PPPC Flash Report December 2007

"Mismatch" between capacity and local demand in N-America and Europe

Standard newsprint



Million tonnes – 2007 E
16
14
12
10
8
6
4
2
0
11,9
9,4
13,6
11,1
North America
W. Europe
Capacity
Region's demand
From Canada to Europe

Export from N-Am and Europe to other regions was ~ 3 m. t. in 2007

Newsprint – Europe and North America

- **Europe:**
  - Fairly good demand/supply balance in 2004-2007, and price increases were implemented
  - Changing market balance during 2007
- **North America:**
  - Falling demand for several years, but price increases in 2002-2006 because of good capacity management
  - Weak pricing environment since 2006
  - Announced closures of 600' tonnes, and price increases for 2008


Newsprint, 45 g/m2, Germany
EUR/t
700
650
600
550
500
450
400
2Q 1994
1Q 1995
4Q 1995
3Q 1996
2Q 1997
1Q 1998
4Q 1998
3Q 1999
2Q 2000
1Q 2001
4Q 2001
3Q 2002
2Q 2003
1Q 2004
4Q 2004
3Q 2005
2Q 2006
1Q 2007
4Q 2007


Newsprint, 45 g/m2, US East Coast
USD/t
850
800
750
700
650
600
550
500
450
400
2Q 1994
1Q 1995
4Q 1995
3Q 1996
2Q 1997
1Q 1998
4Q 1998
3Q 1999
2Q 2000
1Q 2001
4Q 2001
3Q 2002
2Q 2003
1Q 2004
4Q 2004
3Q 2005
2Q 2006
1Q 2007
4Q 2007

Newsprint Paper Prices in 45g and in EUR/t Europe and North America



Europe
US
Price difference €115 in December 2007
600
560
520
480
440
400
J M M J S N J M M J S N J M M J S N J M M J S N J M M J S N J M M J S N
02
03
04
05
06
07

Source: RISI Paper Trader January 2008

Norske Skog

Newsprint market in Asia & China

- Strong historical growth in many Asian countries, which is expected to continue
- Significant new capacity coming online in China:
  - 1.5-2 mill tonnes in 2006-2008
  - Low prices
- Compelling long term potential in China
  - Growth driven by increase in readership and GDP
  - Limited prospects for substitution by Internet due to lack of infrastructure and high costs
  - Strong growth despite restrictions on advertising and editorial writing
  - Large number of small and inefficient newsprint mills – closure of capacity will happen

Daily Copies Sold in the 5 Largest Markets



Copies sold M
120
100
80
60
40
20
0
100
79
70
53
22
China
India
Japan
USA
Germany

Source: World Association of Newspapers.

Regional Per Capita Newsprint Consumption



Kilogram / Capita
50
40
30
20
10
0
46
43
38
35
35
35
34
33
30
27
26
15
4
2
1
1
Hong Kong
Sweden
Norway
UK
Canada
USA
Australia
Singapore
Japan
S Korea
Germany
Taiwan
Thailand
China
Indonesia
India

Source: PPPC, research reports.

Norske Skog

Main Trade Flows 2007 Magazine paper
(comparison 2006 figures, in thousand tonnes)



W. Europe
E.Europe
1347
(1130)
N. America
1194 (1408)
L.America
128 (82)
335 (298)
Asia & Oceania
840 (983)

Source: PPPC Flash Report December 2007

Norske Skog

SC & CMR Magazine Paper – Europe

- Good demand development in recent years
- Weak pricing for both grades for many years, because of overcapacity
- Closures have taken place, and prices will improve in 2008
- As for newsprint: Demand/Supply balance is crucial



SC, 56 g/m² roto, Germany
EUR/t
800
750
700
650
600
550
2Q 1994
1Q 1995
4Q 1995
3Q 1996
2Q 1997
1Q 1998
4Q 1998
3Q 1999
2Q 2000
1Q 2001
4Q 2001
3Q 2002
2Q 2003
1Q 2004
4Q 2004
3Q 2005
2Q 2006
1Q 2007
4Q 2007



CMR, 60 g/m² offset, Germany
EUR/t
1000
950
900
850
800
750
700
650
600
550
2Q 1994
1Q 1995
4Q 1995
3Q 1996
2Q 1997
1Q 1998
4Q 1998
3Q 1999
2Q 2000
1Q 2001
4Q 2001
3Q 2002
2Q 2003
1Q 2004
4Q 2004
3Q 2005
2Q 2006
1Q 2007
4Q 2007

Financials

Q 4 2007 and full year 2007

Norske Skog

The 2007 result

- EBITDA (full year) NOK 3 937 million
- Weaker results in all segments, except Australasia
- Increased cost for raw materials
- Negative currency impact
- Lower prices, except for Europe newsprint

Profit and loss account, 2007

		Q4 2007	Q3 2007	2007	2006
Revenue	NOK	6 956	6 641	27 118	28 812
EBITDA*	NOK	775	851	3 937	4 702
EBIT*	NOK	56	139	1 060	1 476
Total financial items	NOK	259	(65)	478	1 155
- Of which Currency gain/loss	NOK	1	(66)	1	(24)
Pre Tax profit	NOK	(82)	280	235	(3 481)
EBITDA margin*	%	11,1 %	12,8 %	14,5 %	16,3 %

* Clean figures

Norske Skog

Special impact on the Q4 result

- Clean EBITDA and EBIT:
  - Negative impact from production curtailments
  - Negative impact from strong Norwegian krone
- EBITDA/EBIT under IFRS:
  - Positive effect from electricity contracts booked at market value ~ NOK 4.5 billion
  - Positive effect from value changes in embedded derivatives etc. ~ NOK 450 million
- EBIT under IFRS:
  - Write-downs of fixed assets and goodwill ~ NOK 4.8 billion

EBITDA – Clean to IFRS

NOK mill	Q4 2007	Q3 2007	2007	2006
EBITDA "clean"	775	851	3 939	4 702
Reversals:				
Value change energy contracts	4 489	236	4 729	135
Value change derivatives	439	(158)	(370)	(541)
Value change other assets	27	0	27	0
Realised gain/loss commodities	31	(11)	71	144
Other gains and losses	0	2	0	(24)
Restructuring expenses	(0)	(0)	(0)	(484)
EBITDA, IFRS	5 761	920	8 395	3 932
EBITDA margin, IFRS	82,8 %	13,9 %	31,0 %	13,6 %

EBIT – Clean to IFRS

NOK mill	Q4 2007	Q3 2007	2007	2006
EBIT "clean"	56	139	1 060	1 476
Reversals:				
Value change energy contracts	4 489	236	4 729	135
Value change derivatives	439	(158)	(370)	(541)
Value change other assets	27	0	27	0
Realised gain/loss commodities	31	(11)	71	144
Other gains and losses	0	2	0	(24)
Restructuring expenses	(0)	(0)	(0)	(484)
Impairments	(4 866)	0	(4 840)	(3 233)
EBIT, IFRS	176	208	677	(2 527)
EBIT margin, IFRS	2,5 %	3,1 %	2,5 %	-8,8 %

Norske Skog

Clean EBITDA margins


25,0 %
20,0 %
15,0 %
10,0 %
5,0 %
0,0 %
14,2 %
16,9 %
4,8 %
7,8 %
11,4 %
10,8 %
23,5 %
22,5 %
21,0 %
14,9 %
12,9 %
13,9 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News
Total Segments
Q4 07
Q3 07

Norske Skog

Profitability improvement program

Adjusted EBITDA development quarterly average 2005 – Q4 2007



MNOK
1 200
1 000
800
600
400
200
0
1 002
65
710
48
500
775
"Clean" EBITDA, quarterly average 2005
Sales price
Cost increase
Other
Profitability Improvement Q4 2007
"Clean" EBITDA Q4 2007

Balance sheet & Cash flow

		Q4 2007	Q3 2007	2007	2006
Net CF from operating activities	NOK	521	772	2 166	2 688
Investments	NOK	(599)	(449)	(1 746)	(1 722)
Free cash flow	NOK	(69)	414	(522)	1 144
Total assets	NOK	43 260	44 214	43 260	45 230
Net interest-bearing debt	NOK	16 407	16 231	16 407	17 320
Gearing		1,05	0,98	1,05	0,96
ROCE, "Clean"	%	0,70 %	1,50 %	3,0 %	3,6 %

82-5226
06.03.2008

Norske Skog

Handelsbanken Basic Industry Seminar, 6 March, 2008

Andreas Enger, CFO

Norske Skog

Content

- Headlines and general information
- Strategic focus and recent actions
- Market and cost fundamentals
- Biofuel

Norske Skog Headlines

- **World's second largest producer of newsprint, fourth largest of magazine paper:**
  - 19 mills in 14 countries
  - Capacity: 6.5 mill tonnes (6 mill tonnes after closures in 2008)
  - Revenue (2007) ~ NOK 27.1 billion
- **The most global paper company:**

  ~ 50 % of the capacity outside of Europe:
  - Well positioned to capitalize on growth markets and to utilize low-cost fibre



Norske Skog's global capacity 2007

Total capacity ~ 6,500 mill. tons



39 % Norway
61 % Continental Europe
35 %
26 %
13 %
5 %
21 %
50 % Norway
50 % Continental Europe
Asia
Australasia
South America
Europe - magazine
Europe - newsprint

Newsprint: 79 % of total
Magazine: 21 % of total

34 % of total **newsprint** capacity is in Asia
Export share of Norwegian production 90%

Norske Skog

Strategic focus and recent actions

Norske Skog

Core strategic focus

- Well positioned for long-term value creation
  - Capacity management and consolidation in Europe
  - Participation in Asian market growth and restructuring
  - Participation in South American growth markets
- Committed to reduce debt and strengthen the balance sheet

Actions to realize significant property values in 2008

- Work has started to sell properties not related to production activities
  - Including corporate headquarter
- New Zealand harbour area/warehouse
  - NOK 100 million (Q1 2008)
- Estimated market value
  NOK 0,5-1 billion

Closure of 450 000 tonnes newsprint capacity in Europe and Korea

Unit	Capacity
Norske Skog Stêti , *Czech Republic*	130 000
Norske Skog Follum – PM2, *Norway*	130 000
Norske Skog Cheongwon, *Korea*	190 000

- Final decision by the Corporate Assembly on March 12
- Timing of the capacity closures will be decided and communicated after internal and external consultations
- Reduced fixed cost: NOK 250 million
- Estimated write-downs NOK 1.1 billion; provisions of NOK 220 million

Further actions to reduce costs

- Reduce corporate administration cost by at least NOK 150 million
  - Substantially downsize the corporate headquarter
  - Reorganise corporate management
- Continue the profit improvement program

Industrial strategy in four regions



Skogn
Follum
Saugbrugs
Parenco
Walsum
Steti
Golbey
Bruck
Capacity management, restructuring and consolidation in Europe
Chongwon
Jeonju
Hebei
Shanghai
Sing Buri
MNI (34%)
Growth, restructuring and consolidation in Asia
Participate in a growth market
Pisa
Bio Bio
Capitalize on our strong position in Australasia
Albury
Boyer
Tasman

The debt situation

- 2008: Mainly local debt in Asia
- 2009: Mainly NOK bonds
- 2010: Bank debt, with covenants
- 2011: USD bonds
- 2012 – 2016: Mainly NOK bonds
- 2017: Euro bonds
- 31.12.2007:
  - Cash & cash equivalents: NOK 1.8 billion
  - Undrawn credit facilities: NOK 6 billion (with covenants)
  - Pro forma gearing: 1.15 (after expected write-downs in Q1, 2008)

Debt maturity schedule, 31.12.2007



2008
1,1
2009
1,5
2010
4,5
2011
3,5
2012-14
1,2
2015-16
1,1
2017-19
4,1
2033
1,1
0
1
2
3
4
5
NOK billion

Temporary halt of the Pisa PM 2 project

- Original budget USD 210 million = NOK 1.3 billion (based on exchange rates in Autumn 2006)
- Audit by expert team: New estimate NOK 380 million (around NOK 2 billion at current exchange rates)
  - Mainly explained by strong cost increases in Brazil and currency changes
  - Decision of temporary halt, and new overall assessment

Market and cost fundamentals

Norske Skog

Main Trade Flows 2007 Standard Newsprint

(comparison 2006 figures, in thousand tonnes)



N. America
W.Europe
E.Europe
Asia
L.America
Africa
Australasia
643 (406)
412 (441)
499 (464)
569 (615)
658 (487)
894 (845)
111 (118)
745 (888)
126 (87)

Source: PPPC Flash Report December 2007

"Mismatch" between capacity and local demand in N-America and Europe

Standard newsprint

Million tonnes - 2007 E



16
14
12
10
8
6
4
2
0
Capacity
Region's demand
From Canada to Europe
11,9
9,4
13,6
11,1
North America
Europe

- Export from N-America and Europe to other regions was ~ 3 m. t. in 2007
- 2008: Closure of ~1.25 mill. tonnes in N-Am and Europe, and announced downtime of ~650,000 tonnes in Europe.

Newsprint market in Asia & China

- Strong historical growth in many Asian countries, which is expected to continue
- Significant capacity increase in China, but no new projects in pipeline
  - Result: Low prices
- Compelling long term potential in China
  - Growth driven by increase in readership and GDP
  - Limited prospects for substitution by Internet due to lack of infrastructure and high costs
  - Strong growth despite restrictions on advertising and editorial writing
  - Large number of small and inefficient newsprint mills – closure of capacity will happen

Daily Copies Sold in the 5 Largest Markets


Copies sold M
120
100
80
60
40
20
0
100
79
70
53
22
China
India
Japan
USA
Germany

Source: World Association of Newspapers.

Regional Per Capita Newsprint Consumption


Kilogram / Capita
50
40
30
20
10
0
46
43
38
35
35
35
34
33
30
27
26
15
4
2
1
1
Hong Kong
Sweden
Norway
UK
Canada
USA
Australia
Singapore
Japan
S Korea
Germany
Taiwan
Thailand
China
Indonesia
India

Source: PPPC, research reports.

Norske Skog

Main Trade Flows 2007 Magazine paper

(comparison 2006 figures, in thousand tonnes)



W. Europe
E.Europe
1347
(1130)
N. America
1194 (1408)
128 (82)
335 (298)
L.America
840 (983)
Asia & Oceania

Source: PPPC Flash Report December 2007

Capacity Changes – Standard Newsprint Europe



Europe Std News
Million tonnes
18
16
14
12
10
8
6
4
2
0
1997: 11.4 mill
Peak 2006:12.99 mill
2007: 12.95 mill
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 (E) 2008 (E) 2009 (E)



Europe Std News
AAGR 1997- 2007: 1.4%
Capacity Change (%)
8
6
4
2
0
-2
-4
-6
-8
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 (E) 2008 (E) 2009 (E)

Source: PPPC Supply&Demand, October 2007. Capacity 2008 and 2009 reduced by 550' tonnes from closures announced after October 2007. Myllykoski/Germany (swing PM) and Palm in UK are included.

Capacity Changes – Standard Newsprint North America


North Am Std News
Capacity peak: 16.61 mill
2007: 11.86 mill
Million tonnes
0 2 4 6 8 10 12 14 16 18
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 (E) 2008 (E) 2009 (E)


North Am Std News
AAGR 1997- 2007: -2.9%
Capacity Change (%)
8 6 4 2 0 -2 -4 -6 -8
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 (E) 2008 (E) 2009 (E)

Source: PPPC Supply&Demand, October 2007. Capacity 2008 and 2009 reduced by 700' tonnes from closures announced by AbitibiBowater and Tembec after October 2007.

Capacity Changes – Standard Newsprint World


World Std News
Peak 2009: 40.3 mill
Million tonnes
45
40
35
30
25
20
15
10
5
0
1997: 38.15 mill
2007: 39.95 mill
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
(E) (E) (E)


World Std News
AAGR 1997- 2007: 0.7%
Capacity Change (%)
4
3
2
1
0
-1
-2
-3
-4
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
(E) (E) (E)

Source: PPPC Supply&Demand, October 2007. Capacity 2008 and 2009 reduced by announced closures of 1.45 mill tonnes tonnes in North America, Europe and Asia after October 2007.
2009 includes new PM by Shandong Huatai in Guangzhou, but the project will be delayed. Expected increase in 2009 will then be 1 %, coming from Palm in UK and Pisa PM 2 in Brazil.

Total cost breakdown - 2007

Total cost


Distribution
10 %
Depreciation
12 %
Other cost
14 %
Labour cost
10 %
Energy
17 %
Raw materials
37 %

Raw materials


22 % (8%)
29 % (11%)
11 % (4%)
38 % (14%)
Wood
Recovered paper
Kraft pulp
Chemicals etc.

Wood consumption 2007

Wood consumption ~ 6,6 mill. m3



11 %
1 %
39 %
25 %
24 %
Norway
Continental Europe
Australasia
South America
Asia



32 %
68 %
Roundwood
Chips

Norske Skog

Continued reduction in fixed costs, but variable costs are a big concern



125
120
115
110
105
100
95
90
85
80
2002
2003
2004
2005
2006
2007
Total cost
Cost of materials
Other cost
Revenue

Norske Skog

Big vs small mills

- BIG (like our Skogn mill) has traditionally been beautiful:
  - Economies of scale = Low fixed costs/tonne
  - Increased variable costs and distribution costs can change this



- Small (like our Sing Buri mill) can also be beautiful:
  - Local sourcing
  - Deliveries to local market
  - Low capital costs
  - But high fixed costs/tonne is a disadvantage



New business area - Biofuel

Norske Skog

Biofuels: 1st vs 2nd generation

- **1st Generation** (Biodiesel and Bioethanol):
  - Made from plant crops
  - Available on the market today
  - Limited CO2 reduction potential
  - Concerns about: sourcing of feedstock; impact on biodiversity, land use and competition with food

- **2nd Generation** (synthetic Biodiesel / cellulosic Ethanol):
  - Made from non-food feedstocks (woody biomass)
  - High CO2 reduction potential
  - No competition with food
  - High fossil substitution potential



Norske Skog

The Technology: Biomass-to-Liquids Easy made



50% Cellulose
25% Hemicellulose
24% Lignin
Pre-treatment
Gasification
35% CO
35% H2
30% CO2
Gas Cleaning
Fischer Tropsch Synthesis
Hydro-treatment
Diesel
Naphtha

Norske Skog

Biofuel – Overall strategy

- Develop technology
  - Company under creation, owned by Norske Skog and forest owners, and with likely office at Norske Skog Follum
- Pilot plant in Norway
- Later: Utilize technology in regions with low wood costs



Norske Skog

Norske Skog

Handelsbanken Basic Industry Seminar, 6 March, 2008

Andreas Enger, CFO

Norske Skog

82-5226
04.03.2008

Norske Skog

Press release

Oxenøen, 4 March 2008

Construction of paper machine in Brazil temporarily halted

Following an audit of the Pisa PM2 project, major cost overruns have been identified, making it necessary to halt the project until further notice.

Norske Skog is working to move a used paper machine from the closed paper mill Norske Skog Union in Norway to Norske Skog Pisa in Brazil.

The project has a cost limit of NOK 1.3 billion (USD 210 million). The plan is for the project to be completed in the first half of 2009.

The project management team in Brazil reported minor budget overruns early this February. Based on these reports, the group management decided to hire an expert team to audit the project and the budget.

The report following the audit shows that the project costs will be significantly higher than budgeted, mainly due to strong cost increases in Brazil and currency factors. The potential total costs are now estimated at USD 380 million, or around NOK 2 billion at the current exchange rate.

"We have very strict priorities for the use of investment funds. Based on the report, which shows that we may see major cost overruns, we have unfortunately been forced to stop further progress in the project until a new overall assessment has been prepared," says chief executive Christian Rynning-Tønnesen.

The entire project will be reviewed to analyse the opportunities for modifications to reduce costs. At the same time, the possible consequences of halting the project will be assessed. The costs paid up till the end of January amount to approx. NOK 450 million (USD 80 million). No further contractual obligations will be incurred by the project while the review is underway.

The board has been briefed on the matter, and will discuss the project again as soon as the consequences of the various options have been analysed.

Due to the cost overruns, Antonio Dias, senior vice president for magazine paper and Norske Skog' s operations in South America, has decided to resign from corporate management. Dias will remain at Norske Skog's disposal. The responsibility for Norske Skog's magazine paper business will be transferred to senior vice president Jan Clasen, while senior vice president Vidar Lerstad will be responsible for South America.

Oxenøen, 4 March 2008

Norske Skog
Corporate communications

For further information:

Media:
Vice president corporate communications
Tom Bratlie

Phone: +47 905 21 904

The financial market:
Vice president investor relations
Jarle Langfjæran

Phone: +47 909 78 434

82-5226
04.03.2008

Norske Skog

Pressemelding

Oxenøen, 4. mars 2008

Recommended capacity reduction of 450 000 tonnes

The board of Norske Skog recommends that the corporate assembly adopts a proposal to reduce Norske Skog's production capacity by 450 000 tonnes.

An increasingly weak market has resulted in temporary production shut-downs at several Norske Skog mills in recent years. Production capacity is therefore not being utilised in an efficient manner. At the same time, the continued excess capacity has resulted in weak price development for the company's products.

A total of 450,000 tonnes of production capacity is proposed to be shut down. This amounts to about seven per cent of the company's total production capacity globally.

Today, the board of Norske Skog has decided upon the matter, and recommends the following to the corporate assembly:

1. The corporate assembly authorizes the board of directors to permanently close Norske Skog Steti.

2. The corporate assembly authorizes the board of directors to indefinitely idle production at Norske Skog Follum PM2.

3. The corporate assembly authorizes the board of directors to indefinitely idle the production at Norske Skog Cheongwon.

The corporate assembly in Norske Skog will decide upon the matter in its meeting on 12 March 2008.

Oxenøen, 4 March 2008

Norske Skog
Corporate communications

For further information:

Media:
Vice president corporate communications
Tom Bratlie

Phone: +47 905 21 904

Finansmarkedet:
Vice president investor relations
Jarle Langfjæran

Phone: +47 909 78 434

82-5226
07.03.2008

Norske Skog sells Oxenøen

Norske Skog has awarded the task of selling the Oxenøen property in Bærum municipality to Akershus Eiendom AS.

The property covers about 56,000 square metres, and the existing buildings consist of office space and parking facilities of more than 14,000 square meters.

The older buildings, designed by the architect Magnus Poulsson, were built around 1920 and have later been completely renovated and rebuilt. The modern office wing, designed by architect Lund Hagem, was completed in 1999.

The property has a remaining development potential of about 19,000 square meters, most of it for commercial purposes.

Norske Skog`s main office is presently located at Oxenøen.

Oxenøen, 7 March 2008

Norske Skog
Corporate communications

82-5226
11.03.2008

Weak result in Q 1, 2008

Norske Skog's results are still impacted by continued strong cost increases, currency changes and lower prices in certain markets. Because of this, it is expected that Norske Skog's underlying EBITDA (i.e. EBITDA before all special items) will be significantly weaker in Q 1, 2008, compared with Q 4, 2007.

Oxenøen, 11 March 2008
Norske Skog
Investor relations

82-5226
11.03.2008

Norske Skog

Press release

Oxenøen, 11 March 2008

Stops construction of paper machine in Brazil

The board of Norske Skog has decided to stop the construction of paper machine 2 at the mill in Brazil. The net cost of stopping the project will be about NOK 450 million (USD 82 million).

"To Norske Skog, it is decisive that we improve profitability and restructure the company so that the debt is reduced. As the costs of the construction of paper machine 2 in Brazil have turned out to be so high, we were forced to stop the project for financial reasons," says chief executive Christian Rynning-Tønnesen.

In 2006, Norske Skog decided to move one of the used paper machines at the discontinued mill Norske Skog Union in Skien to Norske Skog Pisa in Brazil. The project had an original cost limit of USD 210 million.

Following reports of possible cost overruns in the project earlier this year, a group of Norske Skog employees and external specialists were tasked with auditing the project. The group's report was ready on Friday 29 February, and it showed that the total costs of completing the project would be significantly higher than budgeted.

The possible cost overruns were presented to the board on 4 March. It was then decided that he project would be temporarily halted to await the corporate management's assessment of the costs of stopping the project versus completing it. The corporate management's assessment was presented to the board on 10 March, and the board then decided to stop the project.

The accounting cost before tax will be about USD 125 million in the first quarter. Tax effects of USD 17 million and termination of currency hedging with a cash effect of USD 26 million are deducted. The net effect for the group after tax and currency hedging will therefore be about USD 82 million.

Parts of the project, which will benefit the remaining part of Norske Skog Pisa, will be completed. The paper machine itself will be stored at the mill. The project may therefore be restarted at a later time if it appears financially prudent.

The board of Norske Skog has been kept continuously informed of the project's progress. The progress of the project and capitalised project costs adhered to the adopted project plan until January 2008. There was no reporting about the risk of significant cost overruns before the board meeting on 4 March.

In order to illuminate the issue properly, and to avoid similar cases in the future, the board has decided to carry out an external investigation of the project and the decision process. A mandate and a schedule for this investigation will be adopted as soon as possible.

Oxenøen, 11 March 2008

Norske Skog
Corporate communications

For further information:

Media:
Vice president, corporate communications
Tom Bratlie

Mob: +47 905 21 904

Financial market:
Vice president, investor relations
Jarle Langfjæran

Mob: +47 909 78 434

82-5226
12.03 2008

Norske Skog

Press release

Oxenøen, 12 March 2008

Decision to cut capacity by 450,000 tonnes

The corporate assembly in Norske Skog has today authorised the board to shut down a total newsprint production capacity of 450,000 tonnes.

An increasingly weak market has resulted in temporary production shutdowns at several Norske Skog mills in recent years. Our production capacity is therefore not being utilised in an efficient manner. At the same time, the continued excess capacity has resulted in a weak price trend for the company's products.

A total of 450,000 tonnes of production capacity will be shut down. This amounts to about seven per cent of the company's total global production capacity, and includes the following mills/paper machines: Permanent shutdown of Norske Skog Steti (130,000 tonnes), indefinite shutdown of PM2 at Norske Skog Follum (130,000 tonnes), and indefinite shutdown of Norske Skog Cheongwon (190,000 tonnes). The timing of the individual shutdowns will be decided by the board.

As mentioned earlier, the shutdowns will result in write-downs of about NOK 1.1 billion. This will be recorded in the accounts when the dates for the individual shutdown have been decided. The shutdowns will result in a fixed cost reduction of about NOK 250 million. In addition, an improvement in the contribution of about NOK 250 million has been estimated as a result of other mills with low variable costs taking over parts of the production and sales volumes from the units which are shut down.

Oxenøen, 12 March 2008

Norske Skog
Corporate communications

For further information:

Media:
Vice president corporate communications
Tom Bratlie

Mob: +47 905 21 904

The financial market:
Director
Jarle Langfjæran

Mob: +47 909 78 434

END